UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

Home Point Capital Inc.
(Name of Subject Company)

Home Point Capital Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0000000072 per share
(Title of Class of Securities)

43734L106
(CUSIP Number of Class of Securities)

Jean Weng
General Counsel and Corporate Secretary
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
(888) 616-6866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

 Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended and together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) previously filed with the Securities and Exchange Commission (the “SEC”) by Home Point Capital Inc., a Delaware corporation (the “Company” or “Home Point”) on May 26, 2023.

The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) for all of the outstanding shares of common stock of Home Point, par value $0.0000000072 per share (the “Shares”), filed by Heisman Merger Sub, Inc. (“Acquisition Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.  Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offer; Completion of the Merger” immediately before the section titled “Forward-Looking Statements” on page 52 as follows:

“Expiration of the Offer; Completion of the Merger

At 5:00 p.m. Eastern Time on July 31, 2023, the Offer expired. Acquisition Sub was advised by Equiniti Trust Company, in its capacity as depository for the Offer, that, as of the expiration of the Offer, a total of 136,532,192 Shares were validly tendered and not validly withdrawn in accordance with the terms of the Offer, representing approximately 98.5% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Acquisition Sub has accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. Acquisition Sub will promptly pay for all such Shares.

Following the acceptance of the Shares validly tendered pursuant to the Offer, the Merger was completed on August 1, 2023, in accordance with Section 251(h) of the DGCL without a vote of Home Point’s stockholders. At the Effective Time, Acquisition Sub was merged with and into Home Point, the separate existence of Acquisition Sub ceased, and Home Point continued as the Surviving Corporation and a wholly owned subsidiary of Mr. Cooper. Each Share outstanding immediately prior to the Effective Time (other than any Shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to, and has properly exercised and perfected their demand for, statutory appraisal of his or her Shares) was canceled and converted into the right to receive $2.33, net to the seller in cash, without interest, subject to any required withholding taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Mr. Cooper intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Home Point’s reporting obligations under the Exchange Act as promptly as practicable.

The press release issued by Mr. Cooper announcing the expiration and results of the Offer is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(1)(J)	Press Release issued by Mr. Cooper Group Inc., dated August 1, 2023 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 4 to the Schedule TO, filed August 1, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Home Point Capital Inc.

	By:	/s/ Jean Weng
	Name:	Jean Weng
	Title:	General Counsel and Corporate Secretary
Dated: August 1, 2023